

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2020

Paul W. Hodge, Jr.
President and Chief Executive Officer
Laird Superfood, Inc.
275 W. Lundgren Mill Drive
Sisters, Oregon 97759

> **Re: Laird Superfood, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 29, 2020**
> **CIK No. 1650696**

Dear Mr. Hodge:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted May 29, 2020

General

1. We note your disclosure that you intend to focus on the U.S. Natural, Organic and Functional Food and Beverages sub-segment of the food and beverage market, a $152 billion market in 2018. We note also that you state throughout your prospectus that your business addresses the $695 billion grocery business. Please revise to explain your choice to address the overall grocery business in your presentation instead of the Natural, Organic and Functional category.

<u>Resiliency of Recurring Revenues and Business Model During the COVID-19 Pandemic, page 7</u>

2. We note your disclosure that the months of March and April 2020 resulted in the two strongest revenue months in the history of Laird Superfood. Please update your disclosure in this section to include May and June 2020, to the extent possible. Please also revise to discuss how management is responding to evolving events, and how it is planning for any COVID-19-related uncertainties going forward.

<u>We have previously identified material weakness and significant deficiencies in our internal control over financial reporting..., page 19</u>

3. We note that you identified certain material weaknesses in your internal control over financial reporting during the years ended December 31, 2016 and 2017. Please describe the weaknesses in more detail and disclose if there were any post-closing adjustments made to the company´s books and records and your financial statements as a result of the material weaknesses.

<u>Stockholder Agreement and Warrant, page 110</u>

4. We note your disclosure on page 110 that on April 13, 2020, you issued a warrant to Danone Manifesto Ventures, PBC that provides that if Danone Manifesto Ventures, PBC exercises the Participation Right, created under the Stockholder Agreement entered into on April 13, 2020, for $10,000,000 of the Company's shares, Danone Manifesto Ventures, PBC will be entitled to purchase at the time of the closing of this offering a stated number of shares at a stated price. We further note that in April 2020 you issued and sold 383,142 shares of your Series B-1 convertible preferred stock to Danone Manifesto Ventures, PBC for an aggregate purchase price of $10,000,006. Please explain how this transaction is exempt from registration and does not violate Section 5 of the Securities Act. Please provide a detailed analysis regarding why this transaction should not be integrated into your current public offering.

<u>Item 16. Exhibits, page II-4</u>

5. We note that you have entered into limited noncompetition or nonsolicitation agreements with certain senior employees, and that you plan to enter into amended employment agreements with each named executive officer. Please file as an exhibit to the registration statement these and any other material contracts that should be provided pursuant to Item 601 of Regulation S-K.

       You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Crandall